Exhibit 99.2

ATTUNITY LTD
__________________________

NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, DECEMBER 29, 2016
_________________________

To the Shareholders of Attunity Ltd (“we”, “Attunity” or the “Company”):

We cordially invite you to the 2016 Annual General Meeting of Shareholders (the “Meeting”) of Attunity to be held at 10:00 a.m. (Israel time), on Thursday, December 29, 2016, at our offices at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, for the following purposes:

1.	To re-elect four directors;

2.	To re-elect Mr. Gil Weiser as an external director for a period of three years;

3.	To approve the renewal of the existing Compensation Policy for Executive Officers and Directors (without changes);

4.	To approve the extension of the existing terms of the grant of stock options to our Chairman and Chief Executive Officer for an additional year; and

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

In addition, our auditors’ report and our consolidated financial statements for the year ended December 31, 2015 will be reviewed and considered at the Meeting.

These proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

Shareholders of record at the close of business on November 25, 2016 are entitled to notice of and to vote at the Meeting.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Annual General Meeting, to revoke the proxy and to vote your shares in person.

By order of the Board of Directors,

SHIMON ALON	DROR HAREL-ELKAYAM
Chairman of the Board of Directors and Chief Executive Officer	Chief Financial Officer & Secretary

November 25, 2016

IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of the Meeting, proxy statement and proxy card are available at http://www.proxyvote.com

ATTUNITY LTD

16 Atir Yeda Street, Kfar-Saba, Israel
__________________________

PROXY STATEMENT
__________________________

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Attunity Ltd (“we”, “Attunity” or the “Company”) to be voted at the 2016 Annual General Meeting of Shareholders (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of 2016 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time), on Thursday, December 29, 2016, at our offices at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about November 28, 2016.

INTRODUCTION

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•	“we”, “us”, “our”, “Attunity”, or the “Company” are to Attunity Ltd and its subsidiaries;

•	“dollars” or “$” are to United States dollars;

•	“NIS” or “shekel” are to New Israeli Shekels;

•	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999; and

•	the “SEC” are to the United States Securities and Exchange Commission.

On November 9, 2016, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.799 to $1.00. Unless indicated otherwise by the context, statements in this Proxy Statement that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

PURPOSE OF THE MEETING

It is proposed that at the Meeting, the following resolutions be adopted:

1.	To re-elect four directors;

2.	To re-elect Mr. Gil Weiser as an external director for a period of three years;

3.	To approve the renewal of the Compensation Policy for Executive Officers and Directors (without changes);

4.	To approve the extension of the terms of the grant of stock options to our Chairman and Chief Executive Officer for an additional year; and

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

In addition, our auditors’ report and our consolidated financial statements for the year ended December 31, 2015 will be reviewed and considered at the Meeting.

RECOMMENDATION OF THE BOARD OF DIRECTORS

 Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

RECORD DATE; QUORUM; VOTING RIGHTS ETC.

Record Date

Only holders of record of our Ordinary Shares, par value (nominal value) NIS 0.40 per share, as of the close of business on November 25, 2016 (the “record date”), are entitled to notice of, and to vote at, the Meeting.  As of November 9, 2016, there were outstanding 16,804,738 Ordinary Shares.  Each Ordinary Share entitles the holder to one vote.

Quorum

Consistent with our Articles of Association and the Israeli Companies Law, the quorum at the Meeting shall be two shareholders present, in person or by proxy, holding or representing at least twenty five percent (25%) of the voting rights in the Company.  If within half an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to Thursday, January 5, 2017 at the same time and place or any other date and place as the directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting.  This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Position Statements

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company’s offices located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, Attention: Corporate Secretary, not later than 10 days prior to the meeting date. Position statements must be in English and otherwise must comply with applicable law. Any valid position statement will be furnished by the Company to the SEC on a Current Report on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

SOLICITATION OF PROXIES; VOTING PROCESS

General

Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted in accordance with the recommendation of the Board of Directors. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. However, abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited chiefly by mail and may also be solicited personally or by telephone by our directors, officers and employees; none of whom will receive additional compensation therefore. However, we may retain an outside professional to assist in the solicitation of proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the SEC, concerning the sending of proxies and proxy material to the beneficial owners of stock.

You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Joint holders of shares should take note that, pursuant to Article 40 of our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

Voting Process

If you are a shareholder of record, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

If your ordinary shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions on how to vote your shares from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks, brokers and nominees, according to their individual policies.

SECURITY OWNERSHIP BY CERTAIN
 BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, to our knowledge, as of November 9, 2016 regarding the beneficial ownership by (i) all shareholders who own beneficially more than 5% of our ordinary shares and (ii) by all of our directors and executive officers:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Shimon Alon	1,660,593	(3)	8.84%

Ron Zuckerman	834,228	(4)(5)	4.44%

Directors and Officers as a group (consisting of 10 persons)*	3,045,794	(6)	17.52%

*	Except for Messrs. Alon and Zuckerman, each of our directors and executive officers beneficially own less than 1% of our outstanding shares.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
The percentages shown are based on 16,804,738 shares issued and outstanding as of November 9, 2016. This figure of outstanding ordinary shares does not include (i) outstanding employee stock options to purchase an aggregate of 1,860,803 ordinary shares at a weighted average exercise price of approximately $9.08 per share, with the latest expiration date of these options being April 27, 2022 (of which, options to purchase 1,209,604 of our ordinary shares were exercisable as of November 9, 2016); and (ii) 440,331 ordinary shares issuable upon the vesting of outstanding restricted share units (RSUs), none of which were vested as of November 9, 2016. In general, the stock options and RSUs vest over a period of three years after the grant date.

(3)
Mr. Alon is the Chairman of our Board and our Chief Executive Officer. Includes (i) 1,369,709 ordinary shares and (ii) 290,884 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $2.80 to $12.42 per ordinary share. These options expire between December 30, 2016 and December 30, 2021.

(4)
Mr. Zuckerman is a member of our Board. Includes (i) 800,894 ordinary shares; and (ii) 33,334 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $2.84 to $10.29 per ordinary share. These options expire between December 22, 2017 and December 30, 2020. See also footnote 5 below.

(5)
Bonale Foundation, a trust for the benefit of persons related to Mr. Zuckerman, beneficially owns 420,725 ordinary shares, which represent approximately 2.50% of our outstanding ordinary shares. According to an Amendment No. 9 to a Schedule 13D filed by Mr. Zuckerman with the SEC on March 13, 2012 (the "Schedule 13D"), Mr. Zuckerman does not direct the management of Bonale Foundation, its investment or voting decisions and disclaims beneficial ownership of the Bonale Shares.

(6)
Includes (i) 2,469,960 ordinary shares; and (ii) 575,834 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $2.80 to $12.42 per ordinary share (these options expire between December 30, 2016 and December 30, 2021). For the sake of clarity, the Bonale Shares are not included.

________________________________

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the statements contained in this proxy statement may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  Actual outcomes could differ materially from those anticipated in these forward-looking statements as a result of various factors.

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements.  Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact.  These statements reflect our current views, expectations and assumptions with respect to future events, are based on assumptions, are subject to risks and uncertainties and may not prove to be accurate.  These risks and uncertainties, as well as others, are discussed in greater detail in Attunity’s Annual Report on Form 20-F and our other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

*PROPOSALS FOR THE 2016 ANNUAL GENERAL MEETING*

ITEM 1 —ELECTION OF FOUR DIRECTORS
(Item 1 on the Proxy Card)

 Background

Our directors, other than the external directors (see below), are elected at each annual meeting of shareholders.  We are presenting four (4) nominees for election as directors at the Meeting, all such nominees being current members of our Board of Directors. If elected, each of the nominees will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

Subject to the election of the proposed nominees in this Item, the size of our Board of Directors will be six (6) directors (including two external directors). Consistent with NASDAQ Marketplace Rules, or the NASDAQ rules, these nominees were approved by a majority of our independent directors, within the meaning of applicable NASDAQ rules. Our Board of Directors has determined that, except for Mr. Alon, each of the nominees is independent within the meaning of applicable NASDAQ rules.

The nominees, their present principal occupation or employment, the year in which each first became a director of Attunity and a brief biography are set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid or payable to these nominees if elected, see below under the caption “Executive Compensation.” Such information is based upon the records of the Company and information furnished to it by the nominees.

Name	Age	Director Since	Position with the Company
Shimon Alon	66	2004	Chairman of the Board of Directors and Chief Executive Officer
Dov Biran	64	2003	Director
Dan Falk (1)	71	2002	Director
Ron Zuckerman	59	2004	Director

(1)	Member of the Audit and Compensation Committees

Shimon Alon was appointed Chairman of our Board of Directors in April 2004 and was appointed our Chief Executive Officer in June 2008.  From September 1997 until June 2003, Mr. Alon served as Chief Executive Officer of Precise Software Solutions Ltd., or Precise, a provider of application performance management. Since the acquisition of Precise by Veritas Software Corp., or Veritas, in June 2003, Mr. Alon has served as an executive advisor to Veritas.  Prior to Precise, Mr. Alon held a number of positions at Scitex Corporation Ltd. and its subsidiaries, including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

Dr. Dov Biran has been a director since December 2003. From March 2000 through October 2001, he served as acting Chief Executive Officer, Chief Technology Officer and a Director of Attunity. Dr. Biran is the founder and the Chief Executive Officer of Fitango Health, Inc. Prior thereto, Dr. Biran was the founder and President of Bridges for Islands, which was acquired by us in February 2000. Dr. Biran was the Chief Executive Officer of Optimal Technologies, Chief Information Officer of Dubek Ltd. and an officer in the computer unit of the Israeli Defense Forces. He also served as a Professor of entrepreneurship and computers at Babson College, Northeastern University and Tel Aviv University. Dr. Biran holds a B.Sc., M.B.A., and a Ph.D. in computers from Tel Aviv University.

Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., or Sapiens, a publicly traded company that provides cost-effective business software solutions.  From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems.  Mr. Falk is a member of the boards of directors of Orbotech, Nice Systems Ltd., Ormat Technologies, Inc., Nova Measuring Systems Ltd., Amiad Water Systems Ltd., and the Chairman of the Board of Directors of Orad Hi-Tech Systems Ltd. He holds a B.A degree in economics and political science and an M.B.A. degree, both from the Hebrew University, Jerusalem.

Ron Zuckerman has been a director since May 2004. Mr. Zuckerman co-founded Precise and served as its Chairman until it was acquired by Veritas in June 2003. Mr. Zuckerman co-founded Sapiens and served as its Chairman and Chief Executive Officer until March 2000. Mr. Zuckerman was a co-founder and director of GVT Holdings SA, a Brazilian telephone operator, until it was acquired by the Vivendi Group in late 2009. Mr. Zuckerman was the co-founder, CEO and Chairman of RayV Inc. until it was acquired by Yahoo in July 2014. Mr. Zuckerman was also an early investor and a director of Wintegra Inc. until it was acquired by PMC-Sierra Inc. in late 2010. He is also a co-founder and director at Fahlo Inc. and Whip Networks Inc.  Mr. Zuckerman is an investor and a director in several other privately held companies.  Mr. Zuckerman holds a B.Sc. degree in economics from Brandeis University.

We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. Except to the extent described above, we do not have any understanding or agreement with respect to the future election of any of the nominees named.

The Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted (with respect to each nominee):

“RESOLVED, that Mr. Shimon Alon be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

“RESOLVED, that Dr. Dov Biran be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

“RESOLVED, that Mr. Dan Falk be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

“RESOLVED, that Mr. Ron Zuckerman be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law.”

Required Vote

Shareholders may vote in favor of the election of all the nominees named above, or may vote against all or some of such nominees. The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to elect each of the nominees named above as a director.

The Board of Directors recommends a vote FOR the election of all of the nominees named above.

 Executive Compensation

Aggregate Executive Compensation

Our objective is to attract, motivate and retain highly skilled personnel who will assist Attunity to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to its long-term success. In December 2013, our shareholders approved the compensation policy for our executive officers and directors, or the Compensation Policy, and in December 2015, our shareholders approved a modification to the Compensation Policy with respect to the insurance coverage of our directors and executive officers. The Compensation Policy was designed to correlate executive compensation with Attunity’s objectives and goals and otherwise embraces a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term.

The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
2015 - All directors and executive officers as a group, consisting of 10 persons for the year ended December 31, 2015	$1,921,000	$318,000

2014 - All directors and executive officers as a group, consisting of 9 persons for the year ended December 31, 2014	$1,522,000	$236,000

We provide leased automobiles to our executive officers in Israel pursuant to standard policies and procedures.

During 2015, we granted to our directors and officers:

●          options to purchase, in the aggregate, 129,265 ordinary shares at a weighted average exercise price per share of $12.42. The options, which vest over a period of three years after the grant date, expire in 2021. The weighted average fair value of these options as of the grant date was $3.92 per option; and

●          74,000 ordinary shares issuable upon the vesting of outstanding RSUs, which vest over a period of three years after the grant date. The weighted average fair value of these RSUs as of the grant date was $14.68 per RSU.

For a discussion of the accounting method and assumptions used in valuation of such options, see Note 10 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 31, 2016 (together with the amendment thereto filed with the SEC on August 8, 2016, the “Annual Report”) and Item 6E of the Annual Report.

Individual Compensation of Covered Executives

The table and summary below outline the compensation granted to our five most highly compensated "office holders" during or with respect to the year ended December 31, 2015. The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses (including sales commissions), equity-based compensation, retirement or termination payments, benefits and perquisites such as car, and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2015 included in the Annual Report.

Name and Principal Position (1)	Annual Base Salary (2)	Bonus (3)	Equity-Based Compensation (4)	All Other Compensation (5)	Total
	(Dollars in thousands)
Shimon Alon, Chairman of the Board and Chief Executive Officer	334	161 (6)	354 (7)	171 (8)	1,020
Frank Gelbart, Vice President of Visibility Business	186	425	297	59	967
Paul Kelly, Executive Vice President of Sales EMEA	190	193	117	102	602
Mel Passarelli, Executive Vice President North American Operations	194	202	105	61	562
Itamar Ankorion, Chief Marketing Officer	168	193	99	58	518

*   Since all or part of the compensation may be denominated in currencies other than the dollar, fluctuations in dollar amounts may be attributed to exchange rate fluctuations. In particular, for purposes of this table, cash compensation amounts denominated in currencies other than the dollar were converted into dollars at an exchange rate of NIS 3.88 per $1.00 and of GBP 1.53 per $1.00, which reflect the average applicable conversion rates for 2015.

(1)
Unless otherwise indicated herein, all Covered Executives are (i) employed on a full-time (100%) basis; and (ii) subject to customary confidentiality, intellectual property assignment and non-solicitation provisions as well as an undertaking not to compete with us or in our field of business for at least 12 months following termination of employment.

(2)	Reflects the annual gross salary of the Covered Executive, other than Mr. Gelbart (period starting in March 2015).

(3)
Amounts reported in this column represent annual bonuses, including sales commissions, granted to the Covered Executives based on formulas set forth in their respective employment agreements. Consistent with our Compensation Policy, such bonuses are based upon (i) for the CEO – see footnote 6 below; (ii) for the other executive officers - achievement of targets of revenues generated by the individual and/or his/her team or division and/or the Company, as well as, in appropriate circumstances, other measurable criteria, and in any event, not to exceed the amount of 250% of annual base salary of such executive; and (iii) with respect to Mr. Gelbart, a retention bonus program (payable in cash and ordinary shares) adopted in connection with the acquisition of Appfluent.

(4)
Amounts reported in this column represent the accounting expense recognized by the Company associated with stock-based compensation in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 10c to our consolidated financial statements included in the Annual Report. All of the awards were in the form of stock options (which expire six years after the grant date), RSUs or ordinary shares, and were made pursuant to one of our equity incentive plans.

(5)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (“keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, or work disability insurance), convalescence or recreation pay, relocation, employers payments for social security, tax gross-up payments and other benefits and perquisites consistent with Attunity’s guidelines. Unless otherwise indicated herein, all Covered Executives in Israel are entitled (including by virtue of Israeli labor laws), among other things, to (i) a company car and all related expenses, except related taxes; (ii) Company contributions for the benefit of the Covered Executive to (a) our Managers Insurance Policy in the amount of 15.33% of the Covered Executive gross salary (a portion of which is for severance pay, to which the Covered Executive would be entitled), and (b) our Education Fund in the amount of 7.5% of the Covered Executive’s gross salary; (iii) up to 23 days paid vacation per year; (iv) up to 10 days recreation (“Havra’a”) payment a year in an amount normally paid by our Company in accordance with applicable law  (up to approximately $1,000 a year); (v) a notice period of up to three months prior to termination (other than termination for cause), during which they are generally entitled to all compensation and rights under their employment agreements; and (vi) certain benefits in connection with a change of control of the Company, such as accelerated vesting of stock options and/or extended period of up to six months of termination.

(6)
Consistent with our Compensation Policy, and as approved by our shareholders in December 2014 and December 2015, (i) for the year 2015, Mr. Alon was entitled to an annual bonus that will not exceed the NIS equivalent of approximately $225,000 gross (for 100% achievement of the applicable metric) or approximately $315,000 (for overachievement of 120% or more), and (ii) for each of the years 2016, 2017 and  2018, Mr. Alon will be entitled to an annual bonus that will not exceed the NIS equivalent of approximately $225,000 gross (for 100% achievement of the applicable metric) or approximately $315,000 (for overachievement of 120% or more). In general, the annual bonus is payable on a quarterly basis, subject to Mr. Alon achieving certain criteria and milestones set by our Compensation Committee and Board of Directors. The milestones and criteria for the annual bonus for the years 2015 through 2018, consist of several performance metrics (namely, annual revenue and profitability metrics), which are tied to our annual budget for the applicable year and are subject to target thresholds within each metric and ranges of bonus payout.

(7)
As approved by our shareholders, Mr. Alon was entitled, on the date of the annual meeting of shareholders for each of 2013, 2014 and 2015, to a grant of options to purchase a number of ordinary shares equal to 0.7% of the total outstanding shares (on a fully diluted basis) of the Company as of November 1st of each year, at an exercise price equal to the average market price of the shares in the 30 trading days prior to the applicable grant date. The fair market value of the proposed grant, as measured on the date of the grant, based on Black-Scholes model, may not exceed the NIS equivalent of approximately $1,013,000, or the Cap, which is the equivalent of three times Mr. Alon’s annual base salary per year of vesting, on a linear basis. (i.e., if the fair market value on the applicable grant date exceeds the Cap per year, the number of options will be reduced so that it does not exceed the Cap). Consistent with the foregoing, on December 26, 2013, December 30, 2014 and December 30, 2015, we granted Mr. Alon options to purchase 93,338 ordinary shares at an exercise price equal to $8.55 per share, 119,185 ordinary shares at an exercise price equal to $9.87 per share, and 129,265 ordinary shares at an exercise price equal to $12.42 per share, respectively. One third of the options vest one year after the grant date, with the balance vesting in eight equal quarterly installments. Vesting of the options will accelerate upon certain change of control events, in accordance with Mr. Alon’s employment agreement. See the proposal in Item 4 of this Proxy Statement.

(8)
In the event of termination of Mr. Alon’s employment for any reason (other than (1) termination by the Company for cause, i.e., in circumstances where he would not be entitled to severance pay under Israeli law, or (2) resignation at any time without providing the Company with the required prior notice), Mr. Alon will be entitled to an adjustment period of 12 months following the end of the prior notice period under the agreement (or from the date that he actually ceased to provide services should we choose to waive the prior notice period). During the adjustment period, Mr. Alon will be entitled to all rights to which he is entitled under his employment agreement and he will be entitled to exercise any vested options; however, his options will cease to vest. The employee-employer relationship will not terminate until the end of the adjustment period. Mr. Alon is also entitled to reimbursement of expenses in connection with his employment, consistent with Attunity’s practices.

Compensation of Non-Employee Directors

Our non-employee directors, including outside directors, receive, commencing in 2014, an annual fee of $15,000 and attendance fees of NIS 1,650 per meeting (equivalent to approximately $430 per meeting attended, linked to the Israeli Consumer Price Index (“CPI”)).

According to the Compensation Policy, non-employee directors may be granted equity based compensation which shall vest over a period of at least three years, and having a fair market value (determined according to acceptable valuation practices at the time of grant) that will not exceed, with respect to each year of vesting (measured on a linear basis), the equivalent of $80,000 for each director. Consistent with the Compensation Policy, each of our non-employee directors who may serve from time to time, including our outside directors, will be granted options, as follows:

•
a grant of options under our stock option plans to purchase 20,000 ordinary shares every three years for which such non-employee director holds office, which options vest in three equal installments over three years;

•
an exercise price of all options equal to the fair market value of the ordinary shares on the date of the grant (i.e., the closing price of our shares on the date of the annual general meeting of shareholders in which such director is elected or reelected); and

•
the portion of outstanding options that is scheduled to vest during the year at which the director’s service with us is terminated or expires will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

All of the options granted to our directors are made pursuant to one of our equity incentive plans and expire six years after the grant date.

Other than the foregoing fees, reimbursement for expenses and the award of stock options, we do not compensate our directors for serving on our Board of Directors.

Change of Control Arrangements

Some of our executive officers as well as certain additional key employees are entitled to (1) accelerated vesting of the ordinary shares subject to outstanding options or RSUs granted to them in connection with a change in control of the Company and (2) an extended period of up to six months of termination notice in connection with a termination of employment within one year following a change in control of the Company.

Indemnification and Insurance

We have undertaken to indemnify our office holders to the fullest extent permitted by law, including exculpation from the duty of care, by providing them with a Letter of Indemnification, the form of which was approved by our shareholders. We also currently maintain directors and officers liability insurance with an aggregate coverage limit of $25 million, with a Side A coverage of an additional $5 million, for an annual premium of approximately $140,000.

ITEM 2 – ELECTION OF EXTERNAL DIRECTOR
(Item 2 on the Proxy Card)

Background

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are generally required by the Companies Law to appoint at least two external directors.

To qualify as an external director, an individual (or the individual’s relative, partner, employer or any entity under the individual's control) may not have, and may not have had at any time during the previous two years, any "affiliation" with (i) the company, the company's controlling shareholder or its relative, or another entity affiliated with the company or its controlling shareholder, or (ii) in a company without a controlling shareholder (or a shareholder that owns more than 25% of its voting power) such as Attunity, affiliation  with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. Under the Companies Law, the term “affiliation” includes: an employment relationship; a business or professional relationship; control; and service as an office holder. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

Under the Companies Law, each committee of a company’s board of directors empowered with powers of the board of directors is required to include at least one external director, except that the audit and compensation committees must be comprised of at least three directors, including all of the external directors.

The external directors generally must be elected by the shareholders. The initial term of an external director is three years and he or she may be reelected for up to two additional terms of three years each. Thereafter, in a company whose shares are listed for trading on, among others, the NASDAQ Capital Market, such as Attunity, he or she may be reelected by our shareholders for additional periods of up to three years each only if our Audit Committee and Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company.

Pursuant to the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.”

Mr. Gil Weiser was elected as an external director of the Company on December 30, 2013 for a second three-year term that expires in the Meeting. Pursuant to the recommendation of our Board of Directors, shareholders will be asked at the meeting to re-elect Mr. Weiser as an external director for an additional term of three years.

The Company has received a declaration from Mr. Weiser, confirming his qualifications under the Companies Law to be elected as an external director of the Company. In addition, our Board of Directors has determined that Mr. Weiser satisfies the requisite “accounting and financial expertise” described above. For details about beneficial ownership of our shares held by such nominee, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid or payable to such nominee, if elected, see in Item 1 above under the caption “Executive Compensation”. A brief biography of the nominee is set forth below. Such information is based upon the records of the Company and information furnished to it by the nominee.

Gil Weiser has been an outside director since December 2010. Mr. Weiser currently serves as the Chairman of BG Technologies Ltd. He has more than 25 years of experience in management and operations, with executive posts at corporate, academic and financial entities. He served as the Chief Executive Officer of Orsus Solutions Ltd. from August 2006 to June 2010, and as the Chief Executive Officer of Hewlett Packard (Israel) and CMS Corporation from 1995 to 2000. From 1993 until 1995, he served as President and Chief Executive Officer of Fibronics International Inc. and as Chief Executive Officer of Digital (DEC Israel) from 1978 to 1993. He also served as a director of the Tel Aviv Stock Exchange from 2002 to 2004 and as Chairman of the Multinational Companies Forum. Mr. Weiser holds a B.Sc. degree from Technion, Israel Institute of Technology in Haifa as well as a M.Sc. degree in science from the University of Minnesota.

The Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Mr. Gil Weiser be elected as an external director of Attunity for an additional term of three years.”

Required Vote

Approval of the above resolution regarding appointment of the external director will require the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither “controlling shareholders” (as such term is defined in the Companies Law) nor having a "personal interest" in the resolution as a result of relationship with the controlling shareholder, or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed two percent (2%) of our outstanding shares.

Under the Companies Law, (1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder.  A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and

(2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution, which, in this case, means a "personal interest" in the appointment merely as a result of such shareholder's relationship with a controlling shareholder. However, as of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law and, consequently, the Company is not aware of any shareholder that should indicate it has such a personal interest.

Since all of the Company’s shareholders are expected to confirm the same and to avoid confusion, the enclosed form of proxy includes a certification that you are NOT a "controlling shareholder" and do NOT have a "personal interest" in this matter as a result of your relationship with a controlling shareholder.. If you are unable to make this confirmation for any reason or have questions about how to vote your shares and indicate that you do have a personal interest, please contact the Company's CFO at telephone number: +972-9-899-3000; fax number: +972-9–899-3011; or email dror.elkayam@attunity.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company's CFO on your behalf.

The Board of Directors recommends a vote FOR the re-election of the said nominee.

External Directors Continuing in Office

Tali Alush-Aben, who was elected as external director of the Company to serve until December 2017, continues to serve the Company as an external director. A brief biography of this director follows.

Tali Alush-Aben has been an outside director since December 2008. She is currently an independent consultant. Until January 2008, she was a General Partner at Gemini, an Israeli venture capital fund she joined in 1994. Her focus in Gemini was primarily on software companies. Prior to joining Gemini, she served as Marketing Director of RadView Ltd., then a start-up software company, and as Senior Product Marketing Manager at SunSoft Inc. From 1990 to 1992, she served as Marketing Director for Mercury Interactive Corporation. She holds a B.Sc. degree in mathematics and computer science and an M.B.A. degree, both from Tel-Aviv University.

ITEM 3 – RENEWAL OF EXISTING COMPENSATION POLICY
(Item 3 on the Proxy Card)

Background

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Attunity, are required to adopt a policy governing the compensation of "office holders" (as defined above). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy, once adopted by the shareholders.

Pursuant to the Israeli Companies Law, the compensation policy must comply with specified criteria and guidelines and, in general, be adopted following consideration of, among others, the following factors: (i) promoting the company’s objectives, business plan and long term policy; (ii) creating appropriate incentives for the company’s office holders, considering, among others, the company's risk management policy; (iii) the company's size and nature of operations; and (iv) with respect to variable elements of compensation (such as bonuses), the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

Such compensation policy is required to be approved by the board of directors, following the recommendation of the compensation committee, and the shareholders (by a special majority), in that order, and if the term of the compensation policy if for more than three years, it must be re-approved in such manner every three years.

In December 2013, our shareholders approved the Compensation Policy for Executive Officers and Directors and, in December 2015, our shareholders approved a modification thereto with respect to the insurance coverage of our directors and executive officers (as modified, the "Compensation Policy" or the "Policy").

Our Compensation Committee is currently composed of Ms. Alush-Aben, the chairman of the committee, Mr. Gil Weiser and Mr. Dan Falk, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and NASDAQ rules for compensation committee members.

In October 2016, our Board of Directors approved, following the recommendation of the Compensation Committee, that no additional changes are required to the Compensation Policy.

In approving the Compensation Policy, our Compensation Committee and Board of Directors considered various factors, including, among others, the Company's objectives, business plan and its policy with a long-term view; our business-risks management; our size and nature of operations; office holder's contribution to achieving our corporate objectives and increasing profits; and with respect to variable elements of compensation, the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

Summary of the Compensation Policy

The following is a summary of the Compensation Policy and is qualified by reference to the full text thereof, a copy of which is filed as Exhibit 4.9 to our Annual Report. As explained above, no changes to the Compensation Policy are being proposed.

☐
Objectives: To attract, motivate and retain highly skilled personnel who will who will assist Attunity to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to its long-term success. The Policy was designed to correlate executive compensation with Attunity's objectives and goals and otherwise embraces a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term.

☐
Process and elements of compensation: The Compensation Committee shall first determine the appropriate level of total compensation for each executive, including the appropriate allocation among the different elements and components of the compensation package, based on the principles set forth in the Policy. The compensation elements include base salary; benefits and perquisites; cash bonuses and commissions; equity-based compensation; and retirement and termination of service arrangements.

☐
Ratio between fixed and variable compensation: Attunity aims to balance the mix of fixed compensation (base salary, benefits and perquisites) and variable compensation (cash bonuses, commissions and equity based compensation) pursuant to the guidelines set forth in the Policy in order to, among other things, appropriately incentivize executive officers while considering Attunity's management of business risks.

☐
Inter-company compensation ratio: Attunity  targets a ratio between overall compensation of the executive officers and the average and median salary of the other employees of Attunity to ensure that levels of executive compensation will not have a negative impact on work relations in Attunity.

☐	Base salary, benefits and perquisites: The Policy provides guidelines and criteria for determining base salary, benefits and perquisites, including signing bonuses, for executive officers.
☐
Cash bonuses and commissions: Attunity's policy is to allow cash bonuses and commissions, which may be awarded to executive officers pursuant to the annual targets, guidelines and criteria, including caps, set forth in the Policy.

☐
"Clawback": In the event of an accounting restatement, Attunity shall be entitled to recover from executive officers bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, with a two-year look-back.

☐
Equity based compensation: Attunity's policy is to provide equity based compensation in the form of stock options, restricted stock units and/or other equity form, which may be awarded to executive officers pursuant to the guidelines and criteria, including minimum vesting period, set forth in the Policy.

☐	Retirement and termination: The Policy provides guidelines and criteria for determining retirement and termination arrangements of executive officers, including caps thereon.
☐	Indemnification and insurance: The Policy provides guidelines and criteria for providing directors and executive officers with indemnification and insurance.
☐	Directors: The Policy provides guidelines for providing compensation to our non-employee directors in accordance with applicable regulations promulgated under the Companies Law.
☐	Applicability: The Policy will apply to compensation agreements and arrangements which will be approved after the date on which the Policy is approved by the shareholders.
☐	Review: The Compensation Committee and the Board of Directors of Attunity shall review and reassess the adequacy of the Policy from time to time, as required by the Companies Law.
The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolution be adopted:

"RESOLVED, to approve the Attunity Compensation Policy for Executive Officers and Directors, in its current form (i.e., without changes)."

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

Under the Companies Law,
(1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and
(2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, our office holders are deemed to have a personal interest in this matter.

Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you  are NOT a "controlling shareholder" and do NOT have a personal interest in this matter. . If you are unable to make this confirmation for any reason or have questions about how to vote your shares and indicate that you do have a personal interest, please contact the Company's CFO at telephone number: +972-9-899-3000; fax number: +972-9–899-3011; or email dror.elkayam@attunity.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company's CFO on your behalf.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM 4 — EXTENTION OF THE EXISTING TERMS OF THE GRANT OF STOCK OPTIONS TO CEO
(Item 4 on the Proxy Card)

Background

Under the Companies Law, as recently amended, the terms of compensation, including the grant of stock options, of a chief executive officer or a director of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Attunity, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

The Company’s success depends to a significant extent on the performance of its Chairman and Chief Executive Officer, Mr. Shimon Alon. As described under "Executive Compensation" above, Mr. Alon was granted stock options in the past three years pursuant to the terms and formula approved by our shareholders in December 2013. In light of the foregoing and in recognition of the importance and contribution of Mr. Alon to the Company, the Board of Directors has approved, after receipt of a recommendation and approval by the Compensation Committee, to extend for one year such terms of the grant of stock options to Mr. Alon, as follows (i.e., a one-time grant at the Meeting):

•	Grant Date: The date of the annual meeting of shareholders for 2016 (i.e., the Meeting)

•
Number of Options: Number of ordinary shares equal to 0.7% of the total outstanding shares (on a fully diluted basis) of the Company as of November 1, 2016, rounded down to the whole share. This means a grant of 117,633 options.

•	Exercise Price: Exercise price shall equal to the average market price of the shares in the 30 trading days prior to the Grant Date.

•
Vesting: The stock options will vest within three years following the Grant Date, with one third of the options vesting one year after the Grant Date and the balance vesting in eight equal quarterly installments. Vesting of the options will accelerate upon certain change of control events, in accordance with Mr. Alon's current employment agreement.

•	Expiration: The options expire six years after the applicable Grant Date.

•
Cap: The fair market value of the proposed grant, as measured on the date of the grant, based on Black-Scholes model, shall not exceed the equivalent of three (3) annual base salaries of the CEO per year of vesting, on a linear basis (the “Cap”). Based on a price per share of $4.72, the sale price of our ordinary shares on NASDAQ on November 9, 2016, the fair market value of the grant (using the Black-Scholes model) for 2016, per each year of vesting is currently approximately $80,000, which is substantially below the Cap of approximately $1,023,000. For the sake of clarity, if the fair market value on the applicable Grant Date exceeds the Cap per year, the number of options will be reduced so that it does not exceed the Cap.

•	All other terms and conditions in connection with the above options shall be as set forth in the Company’s 2012 Stock Incentive Plan, as amended.

For details regarding other terms of compensation of Mr. Alon, see under "Executive Compensation" above. For details about Mr. Alon’s beneficial ownership of our shares, see above under the caption “Security Ownership by Certain Beneficial Owners and Management.”

In approving the aforesaid proposed stock options grant, our Compensation Committee and Board of Directors considered various factors, including, among other things, the other elements of compensation payable to him and the other factors set forth in the Companies Law and in our Compensation Policy for Executive Officers and Directors described in Item 3 above.

The Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the extension of the terms of the grant of stock options to the Chief Executive Officer, as described in the Company’s Proxy Statement dated November 25, 2016, be, and the same hereby is, approved.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

Under the Companies Law, (1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, Mr. Alon will be deemed to have a personal interest in this matter.

Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you  are NOT a "controlling shareholder" and do NOT have a personal interest in this matter.. If you are unable to make this confirmation for any reason or have questions about how to vote your shares and indicate that you do have a personal interest, please contact the Company's CFO at telephone number: +972-9-899-3000; fax number: +972-9–899-3011; or email dror.elkayam@attunity.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company's CFO on your behalf.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 5 — RE-APPOINTMENT OF INDEPENDENT AUDITORS
 (Item 5 on the Proxy Card)

Background

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, as our auditors in 1992 and has reappointed the firm as our auditors since such time.

At the Meeting, the shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent auditors, pursuant to the recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer, and other accountants affiliated with Ernst & Young Global, also serve as auditors of our subsidiaries. They have no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of Kost Forer Gabbay & Kasierer is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors.

At the Meeting, the shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors. The following table sets forth, for each of the years indicated, the aggregate fees billed by EY:

	Year Ended December 31,
Services Rendered	2014	2015
	Fees (in Dollars)
Audit Fees	$231,687	$257,000
Audit-Related Fees	-	25,000
Tax Fees	33,570	120,700
All Other Fees	-	14,200

Total	$265,257	$416,900

The Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the reappointment of the Kost Forer Gabbay & Kasierer as independent auditors of the Company until immediately following the next annual general meeting of shareholders be, and it hereby is, approved and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

REVIEW OF AUDITORS’ REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditors’ Report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2015 will be presented for discussion, as required by the Companies Law. The said Auditors’ Report and Consolidated Financial Statements as well as our Annual Report may be viewed on our website – www.attunity.com or through the EDGAR website of the SEC at www.sec.gov.

Any shareholder may receive a copy of the said Annual Report, without charge, upon written request to the Company (attention: Mr. Dror Harel-Elkayam, Chief Financial Officer and Secretary). None of the Auditors’ Report, the Consolidated Financial Statements, the Annual Report and the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

OTHER MATTERS

The Board of Directors currently knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of 2016 Annual Meeting of Shareholders; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

SHAREHOLDER PROPOSALS FOR 2017 ANNUAL GENERAL MEETING

We currently expect that the agenda for our annual general meeting to be held in 2017 (the "2017 AGM") will include (1) the election (or reelection) of four directors; (2) election or reelection of one external director; (3) to authorize Mr. Shimon Alon, the Chairman of our Board, to also serve as the Chief Executive Officer of the Company for a term of three years; (4) the approval of the appointment (or reappointment) of the Company’s auditors; and (5) presentation and discussion of the financial statements of the Company for the year ended December 31, 2016 and the Auditors’ Report for this period.

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2017 AGM by submitting their proposals in writing to our Corporate Secretary at the following address: Attunity Ltd., 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, Attention: Corporate Secretary.

For a shareholder proposal to be considered for inclusion in the 2017 AGM, our Corporate Secretary must receive the written proposal not less than 120 calendar days prior to the first anniversary of the AGM, i.e., no later than [August 29, 2017]; provided that if the date of the 2016 AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Meeting, proposal by the shareholder to be timely must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2017 AGM and (ii) the 14th calendar day following the day on which public disclosure of the date of such meeting is first made.

In general, a shareholder proposal must be in English and set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls and/or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities and Exchange Act of 1934, as amended), and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder's purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the shareholders meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board of Directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board of Directors, and (ix) any other information reasonably requested by the Company.

The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Attunity may disregard shareholder proposals that are not timely and validly submitted.

For the sake of clarity, the information set forth in this section is, and should be construed, as a "pre-announcement notice" of the 2017 AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By order of the Board of Directors, SHIMON ALON Chairman of the Board of Directors and Chief Executive Officer DROR HAREL-ELKAYAM Chief Financial Officer and Secretary

November 25, 2016